Exhibit (A35)

Teachers Insurance and Annuity Association of America

TIAA Multiple Employer Plan Retirement Choice Annuity Contract

RATE SCHEDULE

A)Rates applicable to premiums and internal transfers applied to the Traditional Annuity. The benefits bought by any premiums and internal transfers applied to the Traditional Annuity while this rate schedule is in effect will be computed on the basis described below. This basis applies to such amounts for as long as such amounts remain in the Traditional Annuity. Any guaranteed interest and additional amounts credited to the Traditional Annuity accumulation will buy benefits calculated on the same basis that is applicable to the premiums or internal transfers that gave rise to such guaranteed interest and additional amounts:

(1)no deduction for expenses or contingencies, except for any premium taxes incurred by TIAA for the contract and except for any MEP fee withdrawals in accordance with the MEP;

(2)interest as follows:

[interest from the end of the day on which the premium or internal transfer is credited, to the date that such amount is deducted from the Traditional Annuity accumulation, in accordance with the terms of the contract, at the effective annual rate of [x.xx%];]

OR [The minimum effective annual interest rate to be credited to premiums and internal transfers applied to the Traditional Annuity will be based on the calendar year in which the premium or internal transfer is applied to the Traditional Annuity. For each such calendar year, an initial rate will be set equal to the CMT for that year (as defined below) less [0.0125], rounded to the nearest [0.0005], provided however that the resulting minimum rate will not be less than [1%] nor greater than [3%]. Such initial rate will apply for [ten] calendar years, after which it will be reset to the initial rate then being established for premiums and internal transfers applied in the calendar year immediately following the end of such [ten] calendar-year period. If this rate schedule is no longer in effect on such scheduled reset date, the reset rate will be the initial rate that would have been established had this rate schedule continued to be in effect. The resulting reset rate will be subject to the same reset procedure every [ten] calendar years thereafter.

The applicable minimum interest rates determined as described above, will be credited on amounts applied to the Traditional Annuity accumulation from the end of the day on which such amount is credited to the date such amount is deducted from the Traditional Annuity accumulation, in accordance with the terms of the contract.

The CMT to be used in setting this rate for each calendar year is the average five-year Constant Maturity Treasury Rate reported by the Federal Reserve for the [calendar month of [November]][[12] month period from [December] through the [November]], preceding that calendar year. We may make future changes to the choice of calendar month for which the average five-year Constant Maturity Treasury Rate will be used to set the CMT. Any such change will be effected only after obtaining any approvals required by the insurance regulatory authority of the jurisdiction shown on page 1, and will also be made to all other contracts written on this form and delivered in that jurisdiction. Any such change will be made only after

OR we have given you three months' written notice.]

[interest from the end of the day on which the premium or internal transfer is credited, to the date that such amount is deducted from the Traditional Annuity accumulation, in accordance with the terms of the contract, as follows:

[The minimum effective annual interest rate to be credited will be reset each [March 1]. The rate will be set equal to the CMT less [0.0125], rounded to the nearest [0.0005], provided however that the minimum rate will not be less than [1%] nor greater than [3%]. The CMT is the average five-year Constant Maturity Treasury Rate

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Teachers Insurance and Annuity Association of America

TIAA Multiple Employer Plan Retirement Choice Annuity Contract

reported by the Federal Reserve for the [calendar month of [January]][[12] month period from [February] through the [January]] preceding the reset date.]

We may make future changes to the reset date and/or to the choice of calendar month for which the average five-year Constant Maturity Treasury Rate will be used to set the CMT. Any such change will be effected only after obtaining any approvals required by the insurance regulatory authority of the jurisdiction shown on page 1, and will also be made to all other contracts written on this form and delivered in that jurisdiction. Any such change will be made only after we have given you three months' written notice.]

(3)for one-life annuities and two-life annuities, annuity payments based on interest at the effective annual rate of 2% after the date that payments begin, and mortality according to the Annuity 2000 Mortality Table (TIAA Merged Gender Mod A), with ages set back three months for each completed year between January 1, 2000 and the date that annuity payments begin, as illustrated in the accompanying chart.

[A surrender charge of [2.5%] will be deducted from any lump-sum benefit from the Traditional Annuity accumulation arising from amounts applied to the Traditional Annuity while this rate schedule is in effect.]

[A surrender charge of [0.00%] will be deducted from any contractholder payment from the Traditional Annuity accumulation arising from amounts applied to the Traditional Annuity while this rate schedule is in effect.]

Betterment of rates. When an employee or an employee's beneficiary begin benefits under a one-life or two-life annuity, we will compute any benefits provided by the portion of the Traditional Annuity accumulation resulting from amounts applied to the Traditional Annuity while this rate schedule is in effect on the basis stated above, or, if it produces a larger guaranteed benefit, on the basis in use for any single premium immediate annuities then being offered by TIAA for contracts of the same class as this contract.

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Teachers Insurance and Annuity Association of America

TIAA Multiple Employer Plan Retirement Choice Annuity Contract

Guaranteed Annual Amount of Income Benefits from the Traditional Annuity under the One-life

Annuity with 10-Year Guaranteed Period option Provided by $10,000 from Employee's Accumulation (assuming a premium tax rate of 0%)

One-twelfth of the amount shown is payable each month

Adjusted	Annual	Adjusted	Annual	Adjusted	Annual
Age When	Amount of	Age When	Amount of	Age When	Amount of
Payments	Monthly	Payments	Monthly	Payments	Monthly
Begin	Benefit	Begin	Benefit	Begin	Benefit
	Payments		Payments		Payments
40	$309.20	57	$390.38	74	$568.43
41	$312.54	58	$397.25	75	$584.44
42	$316.02	59	$404.44	76	$601.22
43	$319.65	60	$411.96	77	$618.78
44	$323.43	61	$419.85	78	$637.13
45	$327.38	62	$428.13	79	$656.25
46	$331.50	63	$436.82	80	$676.14
47	$335.79	64	$445.95	81	$696.74
48	$340.27	65	$455.55	82	$718.03
49	$344.94	66	$465.65	83	$739.91
50	$349.82	67	$476.29	84	$762.31
51	$354.90	68	$487.50	85	$785.11
52	$360.20	69	$499.31	86	$808.15
53	$365.73	70	$511.75	87	$831.28
54	$371.50	71	$524.86	88	$854.30
55	$377.52	72	$538.66	89	$877.00
56	$383.81	73	$553.18

The yearly payments shown above are those that result from the application of an accumulation of $10,000 (assuming a premium tax rate of 0%) in the Traditional Annuity to the specified income option when the employee has attained an adjusted age as shown, but has not passed the date on which that adjusted age was attained by as much as one month.

The employee's adjusted age equals the employee's actual age minus three months for each completed year between January 1, 2000 and the date that payments begin. All ages used in computing benefits are calculated in completed years and months. Payments beginning at ages other than those shown, and under other income options, are computed on the basis stated in the rate schedule. For accumulations other than $10,000, payments will be proportionate.

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Teachers Insurance and Annuity Association of America

TIAA Multiple Employer Plan Retirement Choice Annuity Contract

B)Rates applicable to Investment Account accumulations transferred to immediately begin income from the Traditional Annuity. The following applies to Investment Account accumulations attributable to any premiums and internal transfers applied to an Investment Account while this rate schedule is in effect and for as long as such amounts remain in the Investment Account accumulation:

If an employee transfers accumulations from an Investment Account to the Traditional Annuity to purchase a one-life or two-life annuity, with benefits beginning immediately, the resulting guaranteed benefit from the Traditional Annuity will be determined on whichever of these bases produces the largest guaranteed payments:

(1)(a) interest at the effective annual rate of 1.5%; and

(b)mortality according to the Annuity 2000 mortality table (TIAA Merged Gender Mod A), with ages set back one year for each completed year between January 1, 2004 and the effective date of the internal transfer;

(2)the basis otherwise applicable to internal transfers to the Traditional Annuity under the rate schedule in effect on the effective date of the transfer; or

(3)the basis in use for any single premium immediate annuities then being offered by TIAA for contracts of the same class as this contract.

Group Flexible Premium Deferred Annuity

Fixed and Variable Accumulations

Nonparticipating

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